Cono Italiano, Inc.
10 Main Street
Keyport, NJ 07735

Via Edgar Private Correspondence Filing

September 1, 2011

U.S. Securities & Exchange Commission
Division of Corporation Finance
Attention: Kevin L. Vaughn
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	Cono Italiano, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2010
Filed April 15, 2011
File No. 0-51388

Ladies and Gentlemen:

The Company is in receipt of the Commission’s Comment Letter dated August 2, 2011 (the Comment Letter”) addressing the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.  With this response letter, the Company is responding to the Commission’s comments contained in the Comment Letter.

In each case, the number of the Commission’s comment contained in the Comment Letter is set forth below, followed by the Company’s response:

Form 10-K for the year ended December 31, 2010

Item 8, Financial Statements and Supplementary Data, page 21

Report of Independent Registered Public Accounting Firm

1.
The Company has taken note of the Commission’s comment and has conformed the Annual Report.  In particular, the Company has included a revised Report from our Independent Registered Public Accounting Firm.

Consolidated Balance Sheet

2.
The Company has taken note of the Commission’s comment and has conformed the Annual Report.  The Company’s legal expenses consist of fees incurred in connection with services rendered by legal counsel for advice and assistance in respect of the Company’s securities filings, corporate and financing transactional matters and general legal advisory services.  In addition, in connection with the Company’s 2009 merger, the Company was obligated to pay for legal services accrued prior to, and during, such merger by both the public corporation and the privately held entity that merged into the Company.  The fees thus represent almost three years of accrued legal services costs.  The Company has entered into discussions with its counsel and it is anticipated that such outstanding legal fees will be reduced in the near future, in a lesser amount to be determined.

U.S. Securities & Exchange Commission	Cono Italiano, Inc.
Correspondence: Division of Corporation Finance	September 1, 2011

Note K – Income Tax Compliance

3.
The Company has taken note of the Commission’s comment and has conformed the Annual Report.  The Company uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. The Company incurred net losses in the year ending December 31, 2010 and 2009 and therefore, has no tax liability. The deferred tax asset generated by the carry-forward is approximately $600,417 at December 31, 2010 and will expire in 2024.

4.
The Company has taken note of the Commission’s comment and has conformed the Annual Report. The Company has adopted ASC 740-10 “Income Taxes”. As a result of the assessment the Company has recognized no material tax adjustments to the unrecognized tax benefits. At the adoption date of January 1, 2008 and as of December 31, 2010, the Company has no unrecognized tax benefits. The reconciliation of the effective income tax rate of the Company to the statutory income tax rate for the fiscal year ended on December 31, 2010 and 2009 is set forth in Note L.

[Signature Page Follows]

U.S. Securities & Exchange Commission	Cono Italiano, Inc.
Correspondence: Division of Corporation Finance	September 1, 2011

As requested by the Comment Letter, the undersigned, on behalf of the Company, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the information contained herein.  Thank you very much.

Sincerely yours,

/s/ Mitchell Brown
Mitchell Brown
Chief Executive Officer

cc:	Travis L. Gering, Esq.
Wuersch & Gering LLP